CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Company Name: TELEMIG CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	(X) Board of Directors		( ) Management	( ) Audit Committee		( ) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				21,614	0	0
Shares	Preferred				1,660	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	0	Buy	0			0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				21,614	0	0
Shares	Preferred				1,660	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	(X) Board of Directors		( ) Management	( ) Audit Committee		( ) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				51	0	0
Shares	Preferred				0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				51	0	0
Shares	Preferred				0	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Subsidiary Company Name: TELEMIG CELULAR S.A.
Group and Related Persons	(X) Board of Directors		( ) Management	( ) Audit Committee		( ) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				5	0	0
Shares	Preferred				0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance – Director's Resignation.
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				4	0	0
Shares	Preferred				0	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Company Name: TELEMIG CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	(X) Board of Directors		( ) Management	( ) Audit Committee		( ) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				24,799	0	0
Shares	Preferred				15,666	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				24,799		0
Shares	Preferred				15,666	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors		(X) Management	( ) Audit Committee		( ) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Subsidiary Company Name: TELEMIG CELULAR S.A.
Group and Related Persons	( ) Board of Directors		(X) Management	( ) Audit Committee		( ) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred A				0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred A				0	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Company Name: TELEMIG CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors		( ) Management	(X) Audit Committee		( ) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				15,034	0	0
Shares	Preferred				7,566	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				15,034	0	0
Shares	Preferred				7,566	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors		( ) Management	(X) Audit Committee		( ) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Subsidiary Company Name: TELEMIG CELULAR S.A.
Group and Related Persons	( ) Board of Directors		( ) Management	(X) Audit Committee		( ) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Company Name: TELEMIG CELULAR PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors		( ) Management	( ) Audit Committee		(X) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Parent Company Name: TELPART PARTICIPAÇÕES S.A.
Group and Related Persons	( ) Board of Directors		( ) Management	( ) Audit Committee		(X) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 — CVM Instruction # 358/2002

In June 2005, the only operations with securities and derivatives were those presented below, in compliance with Article 11 — CVM Instruction # 358/2002(1):

Subsidiary Company Name: TELEMIG CELULAR S.A.
Group and Related Persons	( ) Board of Directors		( ) Management	( ) Audit Committee		(X) Technical and Consulting Committees
Initial Balance

Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0
Operations in the Month
Securities / Derivatives	Stock Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
0	0	0	Buy	0	0	0	0
			Sell
Final Balance
Securities						%
/ Derivatives	Securities Characteristics(2)				Quantity	Same Class and Type	Total
Shares	Common				0	0	0
Shares	Preferred				0	0	0

(1)	When filling in the form, delete the lines that do not have any information.
(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.